UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	News Release – IPSCO Announces the Appointment of Vicki Avril as Senior Vice President and Chief Financial Officer	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: May 12, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

EXHIBIT I

News Release

For Immediate Release

IPSCO ANNOUNCES THE APPOINTMENT OF VICKI AVRIL AS SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

[Lisle, Illinois] [May 12, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) is pleased to announce the appointment of Vicki Avril as Senior Vice President and Chief Financial Officer, effective immediately.

Ms. Avril brings nearly 30 years of financial, treasury, and accounting management experience to IPSCO, including 23 years in the steel industry.  From 2001 to 2003 Ms. Avril served as Senior Vice President and Chief Financial Officer of Wallace Computer Services, a $1.6 billion publicly held print management company based in Lisle, Illinois. She was deeply involved in the sale of Wallace to Moore Corp., forming MooreWallace, the third largest printing company in the United States. Prior to joining Wallace, Ms. Avril was Vice President Finance and Chief Financial Officer for Inland Steel Industries, the $5 billion NYSE-listed parent company of steel manufacturer Inland Steel and steel distributor Ryerson Tull, headquartered in Chicago, Illinois.  Prior to assuming the CFO position, Ms. Avril served Inland for four years as Corporate Treasurer and Director of Planning.  Earlier in her 23-year career with Inland, she received numerous promotions in the finance, treasury and accounting functions.

Ms. Avril is an Illinois native. She earned her MBA in Finance from the University of Chicago and her B.S. in Accounting from the University of Illinois.  She is actively involved in the Executives’ Club of Chicago and The Chicago Financial Exchange. She is a Visiting Executive for the University of Illinois and volunteers with several charitable organizations in the Chicago area.

IPSCO’s President and Chief Executive Officer, David Sutherland, is pleased to welcome Ms. Avril to the IPSCO team. “Ms. Avril’s 23 years of experience in the steel industry coupled with her prior service as a successful CFO for two large publicly-held multi-location manufacturing companies makes her an excellent addition to IPSCO’s leadership team”, stated Sutherland.

Ms. Avril will be based at IPSCO’s operational headquarters in Lisle, Illinois and will report directly to David Sutherland. Her appointment comes upon the retirement of Mr. Robert Ratliff who has served as IPSCO’s Chief Financial Officer since June 2000.

IPSCO is a leading edge electric furnace flat rolled steel producer with steelworks in Regina, Saskatchewan; Montpelier, Iowa; and Mobile County, Alabama having a combined annual design capacity of 3,500,000 tons.  IPSCO operates modern coil processing facilities in Regina, Saskatchewan; Surrey, British Columbia; St. Paul, Minnesota; Toronto, Ontario; and Houston Texas.

EXHIBIT I

In addition, as a leader in the development of high strength steel and pipe, IPSCO operates pipe mills at six locations in Canada and the United States producing a wide range of tubular products including oil and gas well casing and tubing, line pipe, standard pipe and hollow structural sections.

IPSCO trades as IPS on both the Toronto and New York Stock Exchanges.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2003, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form, and its Form 40-F.

Company Contact:

John Comrie

Director, Communications

Tel. (630) 810-4730

Release #04-18

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